Executive Presidency

February 14, 2022

Mr. Brad Skinner

Office Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re: Southern Copper Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Response Dated November 12, 2021

File No. 001-14066

Dear Mr. Skinner:

On behalf of Southern Copper Corporation (the “Company,” “we” or “SCC”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated January 19, 2022, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for Fiscal Year Ended December 31, 2020

General

1.	We note from your response to comment 2 that substantial weather-related conditions could impact your relationships and arrangements with your major customers and suppliers by materially affecting the normal flow of your transactions. We also note the weather-related impacts identified in your response which could “damage transportation infrastructures and lead to interruptions or delays in the supply of key inputs and raw materials or sold products.” Consistent with our prior comment 2, it appears that your disclosure should be revised to address the risk of weather-related impacts on your major customers or suppliers.

1

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

We appreciate the Staff’s comments. As disclosed previously, we do not believe potential climate-related impacts were material to our relationships and arrangements with our major customers and suppliers during the three years ended December 31, 2020. As part of our supply chain risk management strategy, we seek to ensure that our suppliers have a trustworthy supply chain structure while we maintain continuity on our operations adjusting lead-time and security stocks as necessary. We support all of our relationships with our customers and suppliers through contracts and negotiation processes, creating strategic partnerships along the way. Such strategic partnerships provide, for example, railroad, construction services in case of a port closure or alternative power or energy sources when there is power or energy shortages related to our operations. To date, weather-related conditions have not posed significant issues in our relationships and arrangements with our major customers and suppliers due to such strategic partnerships and the support from our parent company that holds leadership in other business divisions.

From a long-term perspective, however, we recognize that the risk of a material impact of changes in weather-related conditions exists and could impact our relationships and arrangements with our major customers and suppliers in the future by affecting the normal flow of our transactions, especially seaborne transactions. Accordingly, we will revise our future filings to clarify that potential physical impacts of climate change could affect our major customers or suppliers. Set forth below for the Staff’s consideration is a draft of the Company’s proposed revision to the risk factor addressing potential impacts of climate change on our operations. For the Staff’s convenience, the proposed new text is underlined below.

Environmental regulation, climate change and other regulations may increase our costs of doing business, restrict our operations or result in operational delays.

Our exploration, mining, milling, smelting and refining activities are subject to a number of Peruvian and Mexican laws and regulations, including environmental laws and regulations, and certain industry technical standards. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharge, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health. As the world and the countries in which we operate become more conscious of the importance of environmental aspects, we expect additional environmental laws and regulations will be enacted over time.

Please refer to Note 13 “Commitments and Contingencies—Environmental matters” of our financial statements for further information on this subject.

The potential physical impacts of climate change on our operations are highly uncertain and depend on the geographic location of our facilities. These may include changes in rainfall patterns, water shortages, changes in sea levels, storm patterns and intensities, and temperatures. These effects may adversely impact the cost, production and financial performance of our operations. In addition, substantial weather-related conditions could impact our relationships and arrangements with our major customers and suppliers by materially affecting the normal flow of our transactions, especially seaborne transactions. For example, severe weather events could damage transportation infrastructures and lead to interruptions or delays in the supply of key inputs and raw materials or sold products.

2

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

We monitor fluctuations in weather patterns in the areas where we operate. Aligned with government efforts, we are working to measure our carbon footprint to reduce our operations’ contributions to greenhouse gases. We also evaluate our water demand, as weather changes may result in increases or decreases that affect our needs.

Efforts to comply with more stringent environmental protection programs in Peru and Mexico and with relevant trade agreements could impose constraints on and imply additional costs for our operations; consequently, we may need to make significant investments in this regard in the future. We cannot assure you that current or future legislative, regulatory or trade developments will not have adverse effects on our business, properties, operating results, financial condition or prospects.

2.	We note from your response to comment 3 that you do not believe the potential impact of transition risks related to technological and other operational changes are material at this time. In addition, we note that you believe that the demand for global and national GHG emission reduction targets did not have a material impact on your business, financial condition, or results of operation. Please explain the bases for your conclusions regarding materiality or revise to provide expanded disclosure regarding the effects of transition risks related to climate change.

SCC recognizes that climate change, in the future, has the potential to generate transition risks for the Company associated with, for instance, technological and other operational changes, changing market trends or credit risks. Based on its assessment, however, SCC does not believe at this time such risks had a material impact on its business, financial condition or results of operation.

As noted in our prior response, the Company has considered the potential impact of transition risks related to climate change regarding technological and other operational changes. The Company has implemented, and is planning to implement, a number of measures intended to reduce the use of fossil fuels and greenhouse gas (“GHG”) emissions while improving our power efficiency and to optimize water usage. These measures include, for example, (i) consuming power in Peru from renewable sources with two hydroelectrical plants; (ii) using cleaner energy supplied by affiliates of our parent, Grupo Mexico, that generate electrical power through high-efficiency combined-cycle power plants and the El Retiro wind farm or working with our parent company as a strategic partner that could support us in the journey of low emissions alternative fuels that may be needed in the future; (iii) planned construction of a hydroelectrical plant on the Ocoña River in the Arequipa Region in Peru through the Company’s wholly owned subsidiary; (iv) implementing practices such as the improvement, redesign, conversion and retrofitting of equipment, rational use of resources and environmental personnel training; (v) operating in Peru and Mexico water recovery systems that help us conserve water and minimize the impact on nearby streams, reforestation programs to stabilize the surface of the tailings dams and improve the water cycle; and (vi) operating a desalinization plant for our Ilo operations.

Low or zero emissions technology for heavy duty mining trucks are not yet available commercially, but we are jointly working with the International Copper Association (ICA) and its Global Copper Decarbonization Roadmap Task Force to guide the sector in reducing GHG emissions.

3

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

Currently we do not separately track the costs of implementing these measures. However, if climate-related costs are expected to become significant over time, we will proceed to open specific accounts to track and monitor them. As an example, for COVID-19 we had an increase in labor related costs. Consequently, we created special control accounts to record and disclose these costs. We estimate that climate-related costs were marginal and not material for our operating costs for the fiscal year ended December 31, 2020.

The Company has further considered how changing market trends or credit risks may impact its business in light of the demand for global and national GHG emission reduction targets, financial condition or results of operation. The Company acknowledges that potential climate-related changes in market trends may include decreased demand for goods that produce significant GHG emissions or are related to carbon-based energy sources. We believe large copper consumers may seek to acquire low or zero-emission products as a way to achieve their own GHG emission reduction targets. Adapting to this trend inadequately or with insufficient speed might result in reputational risks, loss of market opportunities, higher operating costs, additional taxation and/or higher financing costs for SCC. Based on these assessments, the Company does not believe those impacts have been, or are reasonably expected to be, material at this time.

The Company will continue to evaluate how climate-related risks might affect its financial interests and will define adequate mitigation and adaptation responses as needed.

Closing Comments

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob at +(602) 264-1375 option 1 or our General Counsel, Mr. Andres Ferrero at +511-512-0440 (ext. 3201).

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

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SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com